June 19, 2008

Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intersil Corporation

Form 10-K for fiscal year ended December 28, 2007

File No. 0-29617

Dear Mr. Webb:

Thank you for your letter dated June 18, 2008 and your additional comment regarding our filings. Below please find your comment and our corresponding response. We strive to provide disclosures that are informative and accurate. We welcome your comments as a means to enhance our disclosures and ensure that we are fully compliant with all of the disclosure requirements of the Unites States Securities and Exchange Commission.

In connection with our responses, we hereby acknowledge, on behalf of the Company, the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses:

Form 10-Q for the fiscal quarter ended March 28, 2008

Notes to Consolidated Financial Statements, page 6

Note 5 Investments, page 10

We refer to your response to prior comment 1. In your future filings, as applicable, please disclose in your Liquidity section of Management’s Discussion and Analysis the types of auction rate securities that you hold. For example please disclose whether the securities that you hold were issued by municipalities, closed-end funds, student-loan trust, collateralized debt obligations or otherwise. Please also disclose how the interest, if any, you receive on those securities is determined if the auctions related to those securities continue to fail.

Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

June 19, 2008

We agree with your comment and will include such additional disclosures in future filings as requested.

We believe the foregoing responds fully to each of the questions in the Staff’s June 18, 2008 Comment Letter. Please let us know if you have questions about our responses.

Sincerely,

/s/ David A. Zinsner
David A. Zinsner
Chief Financial Officer
Intersil Corporation